SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 11)*

CECO Environmental Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

125141 10-1

(CUSIP Number)

Phillip DeZwirek

505 University Avenue, Suite 1400

Toronto, Ontario CANADA M5G 1X3

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent

*	The Remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	Schedule 13D	2 of 7
CUSIP No. 125141 10-1

1	NAMES OF REPORTING PERSON S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Phillip DeZwirek
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Canadian citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 310,697
8 SHARED VOTING POWER 1,707,693
9 SOLE DISPOSITIVE POWER 310,697
10 SHARED DISPOSITIVE POWER 1,707,693

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,018,390
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%
14	TYPE OF REPORTING PERSON IN

	Schedule 13D	3 of 7
CUSIP No. 125141 10-1

1	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jason DeZwirek
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Canadian citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,000,000
8 SHARED VOTING POWER 1,707,693
9 SOLE DISPOSITIVE POWER 1,000,000
10 SHARED DISPOSITIVE POWER 1,707,693

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,707,693
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%
14	TYPE OF REPORTING PERSON IN

	Schedule 13D	4 of 7
CUSIP No. 125141 10-1

Amendment No. 11 to Schedule 13D is being filed by Phillip DeZwirek and Jason DeZwirek (the “Filers”) and relates to the sale of shares of the common stock of CECO Environmental Corp. (the “Company” or “CECO”) by the Filers.

Items 3-5 inclusive for Phillip DeZwirek.

Item 3.	Source and Amount of Funds or Other Considerations.

This amendment relates to the sale of CECO’s common stock by the Filers as more fully described in Item 4 below.

Item 4.	Purpose of Transaction.

On May 14, 2007, the Filers and certain other shareholders of the Company listed on Schedule B to the Underwriting Agreement (as defined below) and the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Oppenheimer & Co. Inc., as representative of the underwriters (the “Underwriters”) providing for the sale by the Filers and such other shareholders of the Company of 2,348,166 shares of Common Stock and the sale by the Company of 1,000,000 shares of Common Stock (collectively, the “Offered Securities”), 1,250,000 of which were to be sold by Phillip DeZwirek and 598,666 by Jason DeZwirek to the Underwriters at a price of $10.631. The Underwriters resold the Offered Securities to the public at $11.25 per share. The transaction closed on May 17, 2007.

Item 5.	Interest in Securities of the Issuer.

(a) Phillip DeZwirek is deemed to beneficially own all 123,333 shares of common stock of CECO held by Can-Med Technology, Inc. d/b/a Green Diamond Oil Corp. (“Green Diamond”), all 1,334,360 shares of common stock of CECO owned directly by Icarus Investment Corp. (“Icarus”), the 310,697 shares of CECO that he owns directly, and the securities underlying the warrants held by Green Diamond to purchase 250,000 shares of common stock of CECO, which in the aggregate represents 13.9% of the outstanding common stock of CECO (including as outstanding the securities underlying the warrants to purchase 250,000 shares of common stock of CECO held by Green Diamond). Of such amount 2.5% is attributable to Mr. DeZwirek’s ownership of shares of common stock of CECO indirectly through Green Diamond, 9.3% is attributable to Mr. DeZwirek’s ownership of shares of common stock of CECO indirectly through Icarus, and 2.1% is attributable to Mr. DeZwirek’s direct ownership of shares of common stock of CECO. These percentages are based on 14,256,809 shares of common stock outstanding as of May 17, 2006.

(b) Phillip DeZwirek has sole voting and sole dispositive power with respect to the 310,697 shares of common stock of CECO that he owns directly. As a result of being a 50% shareholder of Icarus, and Icarus’ 50.1% ownership of Green Diamond, Mr. DeZwirek is deemed to control Icarus and Green Diamond. Phillip DeZwirek has shared voting power and shared dispositive power with respect to the 1,334,360 shares of common stock of CECO owned by Icarus and the 373,333 shares of common stock of CECO owned by Green Diamond (including 250,000 shares of common stock underlying warrants held by Green Diamond). Such power is shared with Jason DeZwirek, Phillip DeZwirek’s son.

(c) Mr. DeZwirek, on May 17, 2007, exercised warrants for the following amount of shares of common stock of CECO: 500,000 at $3.00 per share, 500,000 at $2.0625 per share, and 250,000 at $2.75 per share. The 1,250,000 shares were sold to the Underwriters on May 17, 2007 for $10.631 per share. Phillip DeZwirek has not engaged in any other transactions in common stock of CECO in the last 60 days.

(d) Phillip DeZwirek is the only person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the 310,697 shares of the common stock of CECO owned directly by him. Phillip DeZwirek is deemed to control Icarus and Icarus is deemed to control Green Diamond. Mr. Jason DeZwirek is the only person other than Phillip DeZwirek and Icarus who is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the shares of common stock of CECO owned by Icarus and the only person other than Phillip DeZwirek, Icarus and Green Diamond who is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 373,333 shares of common stock (including 250,000 shares of common stock underlying warrants held by Green Diamond) of CECO owned by Green Diamond.

	Schedule 13D	5 of 7
CUSIP No. 125141 10-1

(e) Not applicable.

Item 3-5 inclusive for Jason DeZwirek.

Item 3.	Source and Amount of Funds or Other Considerations.

See response to Item 3 for Phillip DeZwirek.

Item 4.	Purpose of Transaction.

See response to Item 4 for Phillip DeZwirek.

Item 5.	Interest in Securities of Issuer.

(a) Jason DeZwirek beneficially owns 2,707,693 shares, or 18.7% of the outstanding common stock of CECO, based on 14,256,809 shares of common stock outstanding as of May 17, 2006. Of these, 1,000,000 shares, or 7.0%, are owned directly by him, 1,334,360, or 9.3%, are owned indirectly through Icarus, and 373,333, or 2.5%, are owned indirectly through Green Diamond.

(b) Mr. DeZwirek has sole voting and sole dispositive power with respect to all of the 1,000,000 shares of common stock owned directly by him. As a result of being a 50% shareholder of Icarus, and Icarus’ 50.1% ownership of Green Diamond, Mr. DeZwirek is deemed to control Icarus and Green Diamond. Jason DeZwirek has shared voting power and shared dispositive power with respect to the 1,334,360 shares of common stock of CECO owned by Icarus and the 373,333 shares of common stock of CECO owned by Green Diamond (including 250,000 shares of common stock underlying warrants held by Green Diamond). Such power is shared with Phillip DeZwirek, Jason DeZwirek’s father.

(c) On April 4, 2007, Jason DeZwirek received 1,598,666 shares of stock from Introtech Investments Inc. of which he was the sole stockholder. Jason DeZwirek sold 598,666 shares of common stock to the Underwriters on May 17, 2007 for $10.631 per share. Jason DeZwirek has not engaged in any other transactions in common stock of CECO in the past 60 days.

(d) Jason DeZwirek is the only known person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the 1,000,000 shares owned directly by him. Jason DeZwirek is deemed to control Icarus and Icarus is deemed to control Green Diamond. Mr. Phillip DeZwirek is the only person other than Jason DeZwirek and Icarus who is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the shares of common stock of CECO owned by Icarus and the only person other than Jason DeZwirek, Icarus and Green Diamond who is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 373,333 shares of common stock (including 250,000 shares of common stock underlying warrants held by Green Diamond) of CECO owned by Green Diamond.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Lock Up Agreement

In connection with the offering of the Offered Securities, each of the Filers, on April 9, 2007, agreed that from the date of the lockup agreement until the date that is 90 days after the date of the prospectus, not to, without the prior written consent of Oppenheimer & Co. Inc., sell, offer, contract or grant any option to sell, pledge, transfer, establish an open “put equivalent position within” the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities

	Schedule 13D	6 of 7
CUSIP No. 125141 10-1

exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially by the Filer, or publicly announce an intention to do any of the foregoing. The foregoing description of the Lock Up Agreement is qualified in its entirety by reference to the text of such agreement, which is filed as an exhibit to this Schedule 13D.

Underwriting Agreement

On May 14, 2007, the Filers entered into the Underwriting Agreement relating to the sale of the Offered Securities to the Underwriters at a price of $10.631 per share. The Underwriting Agreement contains customary terms and conditions. The Underwriting Agreement is filed as an exhibit to this Schedule 13D. See also Item 4.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	–	Form of Lock-up Agreement

Exhibit 2	–	Underwriting Agreement (Incorporated by reference to Exhibit 1.1 of the Amendment No. 1 to Form S-3 filed with the Securities and Exchange Commission on April 27, 2007)

7 of 7

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2007

/s/ Phillip DeZwirek
Phillip DeZwirek

/s/ Jason DeZwirek
Jason DeZwirek

Exhibit 1

                    , 2007

Oppenheimer & Co. Inc.

125 Broad Street

New York, New York 10002

Ladies & Gentlemen:

The undersigned is an owner of record or beneficially of certain shares (“Shares”) of common stock, par value $.01 per share (the “Common Stock”), of CECO Environmental Corp. (the “Company”) or securities convertible into or exchangeable or exercisable for Shares. The Company and certain selling stockholders (each a “Selling Stockholder” and collectively, the “Selling Stockholders”) propose to carry out a public offering of Shares (the “Offering”) for which you will act as the representative of the underwriters. The undersigned recognizes that the Offering will be of benefit to the undersigned and will benefit the Company and the Selling Stockholders. The undersigned acknowledges that you and the other underwriters are relying on the representations and agreements of the undersigned contained in this letter in carrying out the Offering and in entering into an underwriting arrangement with the Company and the Selling Stockholders with respect to the Offering.

In consideration of the foregoing, the undersigned hereby agrees that the undersigned will not, (and will cause any spouse or immediate family member of the spouse or the undersigned living in the undersigned’s household not to), without the prior written consent of Oppenheimer & Co. Inc. (“Oppenheimer”) (which consent may be withheld in its sole discretion), directly or indirectly, sell, offer, contract or grant any option to sell (including without limitation any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise dispose of any Shares, options or warrants to acquire Shares, or securities exchangeable or exercisable for or convertible into Shares currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act) by the undersigned (or such spouse or family member), or publicly announce an intention to do any of the foregoing, for a period commencing on the date hereof and continuing through the close of trading on the date 90 days after the date of the Prospectus, as defined in the Underwriting Agreement relating to the Offering to which the Company is a party, referred to herein as the “Underwriting Agreement” (the “Lock-Up Period”); provided, that if (i) during the last 17 days of the Lock-up Period, the Company issues an earnings release or material news or a material event relating to the Company occurs or (ii) prior to the expiration of the Lock-up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-up Period, then in each case the Lock-up Period will be extended until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Oppenheimer waives, in writing, such extension, except that such extension will not apply if, (i) at the expiration of the Lock-up Period, the Shares are “actively traded securities” (as defined in Securities and Exchange Commission Regulation M) and (ii) that the Company meets the applicable requirements of paragraph (a)(1) of Rule 139 under the Securities Act of 1933, as amended (the “Securities Act”), in the manner contemplated by Rule 2711(f)(4) of National Association of Securities Dealers. The undersigned hereby acknowledges and agrees that written notice of any extension of the Lock-up Period pursuant to the preceding sentence will be delivered by Oppenheimer to the Company and that any such notice properly delivered will be deemed to have been given to, and received by, the undersigned.

In addition, the restrictions in the preceding paragraph shall not apply to (i) the transfer of any Shares pursuant to a tender offer, exchange offer, merger, business combination or similar transaction that will result in the holders of the Common Stock outstanding immediately prior to such transaction failing to continue to represent at least 50% percent of the combined voting power of the Common Stock or such surviving or other entity outstanding immediately after such transaction; (ii) the sale of Shares as contemplated by the Prospectus; (iii) the exercise or conversion of an option, warrant or other derivative security into Shares; (iv) the transfer of any or all of the Shares owned by the undersigned, either during the undersigned’s lifetime by gift, to the immediate family of the undersigned or to a trust the beneficiaries of which are exclusively the undersigned and/or a member or members of the undersigned’s immediate family or on death, by will or intestate succession; or (v) the transfer by the undersigned to an affiliate; provided, however, that with regard to the exception contained in (iii), upon such exercise or conversion, the Shares resulting therefrom shall be held by the holder of such option, warrant or other derivative security and subject to the restrictions in the preceding paragraph; provided, further, that with regard to the exceptions contained in (iv) and (v), it shall be a condition to any transfer that the transferee executes and delivers to Oppenheimer an agreement stating that the transferee is receiving and holding the Shares subject to the provisions of this letter agreement, and there shall be no further transfer of such Shares, except in accordance with this letter agreement.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of Shares or securities convertible into or exchangeable or exercisable for Shares held by the undersigned except in compliance with the foregoing restrictions.

With respect to the Offering only, the undersigned waives any registration rights relating to registration under the Securities Act of any Shares owned either of record or beneficially by the undersigned, including any rights to receive notice of the Offering; provided, however, the foregoing shall not be deemed to affect, if applicable, the undersigned’s rights as a Selling Stockholder under the Underwriting Agreement.

It is understood that, if the Underwriting Agreement does not become effective, or if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Shares, the undersigned shall be released from all obligations under this letter.

This agreement is irrevocable and will be binding on the undersigned and the respective successors, heirs, personal representatives, and assigns of the undersigned. This agreement shall be governed by and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed in such state.

The undersigned acknowledges and agrees that whether or not any Offering actually occurs depends on a number of factors, including market conditions.

Printed Name of Holder

By:
Signature

Printed Name of Person Signing

(and indicate capacity of person signing if

signing as custodian, trustee, or on behalf

of an entity)